5 September, 2007

CADBURY SCHWEPPES: DIRECTORATE CHANGE

Cadbury Schweppes announces that Rosemary Thorne, a non-executive director since 2004, has resigned from the Board, effective today, on the expiry of her current term of appointment.

Sir John Sunderland, Chairman, said: “On behalf of the Board, I would like to thank Rosemary for her contribution to the Board over the past three years, and for her service on its audit, nomination and remuneration committees. I wish her well for the future.”

Following Rosemary Thorne’s departure, Cadbury Schweppes’ Board will comprise:

Sir John Sunderland – non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja – non-executive
Dr Wolfgang Berndt — non-executive
Guy Elliott – non-executive
Ellen Marram – non-executive
The Rt Hon The Lord Patten of Barnes CH — non-executive
David Thompson- non-executive
Raymond Viault – non-executive

Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com
Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets Charles King
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton
The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Forward Looking Statements

Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.

Notes to editors:

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury

On 19 June, 2007, we announced a new strategy for our ongoing confectionery business post the separation of Americas Beverages. Our goal is to leverage our scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by our global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support our growth and efficiency agendas.

Our Financial Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:

•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital

Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:

— — —	Our 12 focus markets include the UK, US, Australia, Mexico,
Brazil, India and Russia. Together, these markets represent
around 70% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.
 Our 13 focus brands, include our biggest brands such as
Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our
newer fast growing brands, Green & Black’s and The Natural
Confectionery Company. Together, our 13 focus brands account for over 50% of our confectionery revenues and have above average revenue growth and operating returns.
 Our 10 focus customers comprise 7 top retailers (including
WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and
international travel retail). Together, these customers account for over 50% of our revenues.